THIS DOCUMENT IS A COPY OF THE AMENDMENT No. 1 TO THE SCHEDULE 13D THAT WAS
                           FILED ON OCTOBER 24,1996



     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  1)

     THE  DIANA  CORPORATION
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     252790100
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     October  15,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  93,300

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  93,300

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 93,300

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.8

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  92,875

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  92,875

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 92,875

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.8

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                        85,015

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  85,015

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 85,015

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.6

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  54,460

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  54,460

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  54,460
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.0

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PORRIDGE  PARTNERS  II

     IRS  Identification  No.  of  Above  Person  06-1391106
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  63,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  63,000

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  63,000
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.2

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  ARTHUR  J.  SAMBERG

     IRS  Identification  No.  of  Above  Person  ###-##-####
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  PF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  UNITED  STATES

     7          Sole  Voting  Power  21,000

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  21,000

     10          Shared  Dispositive  Power

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  21,000
12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .4

14          Type  of  Reporting  Person  IN

This Amendment Number 1 sets forth changes in the information previously filed on Schedule 13D relative to the holdings of Common Stock of The Diana Corporation ("DNA"), a Delaware corporation.


ITEM  1.    SECURITY  AND  ISSUER

          No  Change

ITEM  2.    IDENTITY  AND  BACKGROUND


          No  Change

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 409,650 Shares. Of the 409,650 Shares, 92,875 shares are owned by Pequot, 93,300 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 54,460 shares are owned by Pequot Endowment, 85,015 shares are owned by Pequot International, 63,000 are owned by Porridge and 21,000 are owned by Samberg. 325,650 Shares were purchased in open market transactions at an aggregate cost of $10,716,664. 84,000 Shares were purchased in a private negotiated transaction at an aggregate cost of
$1,640,000.    The  funds  for  the  purchase of Shares held by Pequot, Pequot
Endowment,  Pequot  International  and  Porridge    were  obtained  from  the
contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts & Samberg came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) (b) (c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 409,650 Shares. These Shares represent approximately 7.8% of the 5,280,020 Shares believed to be outstanding. Dawson-Samberg has the sole power to dispose and direct the disposition of the 93,300 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 92,875 Shares owned by Pequot. DS International has the sole power to vote, direct the vote, dispose and direct the disposition of the 85,015 Shares owned by Pequot International.
 Pequot  Endowment  Partners  has  the  sole  power  to vote, direct the vote, dispose and direct the disposition of the 54,460 Shares owned by Pequot Endowment. Porridge has the sole power to vote, direct the vote, dispose and direct the disposition of the 63,000 Shares owned by Porridge Partners II. Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 21,000 Shares owned by him. Transactions since the last filing of 8/27/96 are as follows:

          Date                             Shares               Amount
           9/5/96                              10,000                 $34.0550
          10/15/96                    35,000                        34.3107
          10/16/96                        4,000                        33.9375

     (d)          Not  Applicable

     (e)          Not  Applicable


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

          Not  Applicable

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS



     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A..

     In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit B is the text of the Schedule 13D that was filed by the Reporting Persons with the Commission on September 3, 1996.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Porridge  Partners  II


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Arthur  J.  Samberg


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually







October  25,  1996

     EXHIBIT  A

      AGREEMENT


     The undersigned agree that this Amendment Number 1 to Schedule 13D dated October 15, 1996 relating to the Shares of The Diana Corporation shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Porridge  Partners  II


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Arthur  J.  Samberg


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually


     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.





    THIS DOCUMENT IS A COPY OF THE ORIGINAL SCHEDULE 13D THAT WAS FILED ON
                              SEPTEMBER 3, 1996



                                  EXHIBIT B



Set  forth  below  is  the  text  of  Schedule  13D,  filed September 3, 1996:

ITEM  1.    SECURITY  AND  ISSUER


     This statement relates to the Common Stock, $1.00 par value, (the "Shares") of The Diana Corporation, ("DNA") a Delaware corporation. DNA's principal executive office is located at 8200 W. Brown Deer Road, Suite 200,
Milwaukee,  WI    53223.


ITEM  2.    IDENTITY  AND    BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The sole business of Porridge Partners II, ("Porridge") a limited partnership formed under the laws of Connecticut, is to invest and trade primarily in securities and financial instruments. Mr. Samberg is a general partner of Porridge Partners II. Mr. Arthur J. Samberg ("Samberg") is the President of Dawson-Samberg Capital Management, Inc. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 343,000 Shares. Of the 343,000 Shares, 72,100 shares are owned by Pequot, 85,100 Shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 62,800 Shares are owned by Pequot International, 43,000 Shares are owned by Pequot Endowment, 60,000 Shares are owned by Porridge and 20,000 Shares are owned by Samberg. 263,000 Shares were purchased in open market transactions at an aggregate cost of $9,036,550. 80,000 Shares were purchased by Samberg in a private negotiated transaction at an aggregate cost of $1,640,000. The funds for the purchase of Shares held by Pequot, Pequot Endowment, Pequot International, and Porridge were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by Samberg came from his own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

      The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.



ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)    (b)    (c)          As  of  the date hereof, the Reporting Persons
beneficially own in the aggregate 343,000 Shares. These Shares represent approximately 6.82% of the 5,028,590 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 85,100 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 72,100 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 62,800 Shares owned by Pequot International. Pequot Endowment Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 43,000 Shares owned by Pequot Endowment. Porridge has the sole power to vote, direct the vote, dispose and direct the disposition of the 60,000 Shares owned by Porridge Partners II. Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 20,000 Shares owned by him. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

     (d)    Not  Applicable

     (e)    Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.



     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Porridge  Partners  II


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Arthur  J.  Samberg


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually

     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.

September  3,  1996

     EXHIBIT  A

      AGREEMENT


     The undersigned agree that this Amendment Number 1 to Schedule 13D dated September 3, 1996 relating to the Shares of The Diana Corporation shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Porridge  Partners  II


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

Arthur  J.  Samberg


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Individually


     THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP. IF ATTY WANTS MORE INFO OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8 AND/OR MAKE MARGINS THINNER.

     EXHIBIT  B  to  Schedule  13D-filed  September  3,  1996


     THE  DIANA  CORPORATION
     SCHEDULE  13D



 COMMON  STOCK,  NO  PAR  VALUE
  CUSIP  #  252790100



                           PEQUOT     PEQUOT     PEQUOT     DAWSON
                    PARTNERS     INTERNATIONAL     ENDOWMENT     SAMBERG
     # OF SHARES          FUND, L.P.     FUND, LTD.     FUND, L.P.     CAPITAL
                                     MGMT
 TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #     TAX
                                    I.D. #
   DATE     (SOLD)     PRICE     22-2741859     FOREIGN CORP.
                        06-1388800     06-1033494

   06/24/96     (13,800)     58.8463     (5,200)     (4,700)     0     (3,900)
                06/24/96     (6,200)     58.8463     0     0     0     (6,200)
                06/25/96     (5,000)     58.0000     0     0     0     (5,000)
      06/25/96     (5,000)     58.0000     (2,500)     (2,400)     0     (100)
  06/28/96     (27,000)     41.4186     (6,500)     (5,700)     0     (14,800)
                    06/28/96     (200)     42.7500     0     (200)     0     0
          07/10/96     20,000     41.0944     5,400     4,600     0     10,000
               08/14/96     10,000     22.9913     5,300     4,700     0     0
                  08/15/96     2,000     23.0000     1,100     900     0     0
                08/16/96     4,000     22.7188     2,100     1,900     0     0
                08/19/96     5,000     21.1750     2,700     2,300     0     0
               08/20/96     10,000     20.9781     5,400     4,600     0     0
                08/21/96     2,500     23.2000     1,300     1,200     0     0
   08/22/96     91,000     33.3372     18,800     16,400     40,100     15,700
       08/27/96     12,000     28.8590     4,200     3,700     2,900     1,200